

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 15, 2019

Gary R. Heminger
Chairman of the Board and Chief Executive Officer
Marathon Petroleum Corporation
539 S. Main Street
Findlay, OH 45840

   Re: Marathon Petroleum Corporation
     Registration Statement on Form S-4
     Filed April 5, 2019
     File No. 333-230743

Dear Mr. Heminger:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 with any questions.

       Sincerely,

       Division of Corporation Finance
       Office of Natural Resources